Mail Stop 6010

July 14, 2006

Mr. Steven Sipowicz
Chief Financial Officer
Cascade Microtech, Inc.
2430 N.W. 206th Avenue
Beaverton, Oregon 97006

      Re: Cascade Microtech, Inc.
              Form 10-K for year ended December 31, 2005
              Filed March 16, 2006
              File No. 000-51072

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant